Mail Stop 4561

January 16, 2008

Mr. Dana W. Kammersgard
Chief Executive Officer and President
Dot Hill Systems Corp.
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008

> **Re:    Dot Hill Systems Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-13317**

Dear Mr. Kammersgard:

We have reviewed your response to our letter dated December 19, 2007 and have the following additional comment.  If indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Note 2.  Acquisition, page F-12

1.    Your response to prior comment 4 indicates that you intend to remove the reference to the independent third party appraisal in future filings.  However, your response did not address the disclosure in your 2006 Form 10-K.  If your Form 10-K is incorporated by reference into a Securities Act registration statement, please tell us how you plan to resolve this issue.

\* \* \* \* \* \* \*

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding these comments.  If you require further assistance you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief